
~~Adding our info document and the link~~ where you can actually invest.

Some additional perks below.

$250 minimum
$500 Raffle for Signed NJ Devils Jersey
$1K - Raffle for Box Seats at our PeduL night
$3K - Limited Edition PeduL x Devils Signed Helmet
$5K - Automatic invite to PeduL night on Feb 6 (box seats at the NJ Devils hockey game, PeduL presentation highlighting the companies and its investors, stadium will also be giving out 9K mini helmets w our logo)
$10K - PeduL Ultimate Swag Box + Signed Devils Jersey (+ everything in below tiers)

 **WeFunder One Pager.pdf**
PDF Document · 9.1 MB



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